SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

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FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Latin America´s Beverage Leader

FEMSA Shareholders Approved
Ps. 1,620 Million Dividend

Monterrey, Mexico, March 25, 2009 — Fomento Económico Mexicano, S.A.B. de C.V. (NYSE: FMX; BMV: FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which shareholders approved, as required under Mexican securities law, the Company’s annual report for 2008 presented by the Board of Directors, the Company’s consolidated financial statements for the year ended December 31, 2008, the declaration of dividends corresponding to fiscal year 2008 and the composition of the Board of Directors and Committees for 2009.

Shareholders approved the payment of a cash dividend in the amount of Ps. 1,620 million, consisting of Ps. 0.100985875 per each Series “D” share and Ps. 0.0807887 per each Series “B” share, which amounts to Ps. 0.4847322 per “BD” Unit (BMV: FEMSAUBD) or Ps. 4.847322 per ADS (NYSE: FMX), and Ps. 0.4039435 per “B” Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 4, 2009 and November 3, 2009. In accordance with Mexican legislation requirements, shareholders approved the maximum amount that can potentially be used for the Company’s share repurchase program during 2009, setting the amount at Ps. 3,000 million.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico, with presence in Brazil, and an important beer exporter to the United States and other countries; and OXXO, the largest and fastest growing convenience store chain in Mexico with over 6,300 stores.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

Date: March 25, 2009	By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

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